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JOHN HANCOCK FINANCIAL SERVICES                         (JOHN HANCOCK (R) LOGO)
U.S. Wealth Management Law Department                   the future is yours
601 Congress Street
Boston, MA 02210-2805
(617) 663-3192
Fax: (617) 663-2197
E-Mail: tloftus@jhancock.com

March 4, 2011

Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

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     Re: John Hancock Life Insurance Company                   Signature Immediate Variable Annuity I
         John Hancock Variable Annuity Account U
         Form N-4 Registration Statements
         (File No. 333-6336)
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Dear Ms. White:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), John Hancock Life Insurance Company (the "Company") and John Hancock Variable Annuity Account U (the "Registrant") hereby request the withdrawal of Registrant's Registration Statement on Form N-4 for Signature Immediate Variable Annuity I, including all amendments and exhibits thereto, SEC File No. 333-63336 (the "Contract"), initially filed with the Securities and Exchange Commission on June 19, 2001 (Accession No. 0000927016-01-501495).

The Company and the Registrant are requesting withdrawal of the Registration Statement for the Contract because the Company has determined not to offer the Contract for sale. Therefore, the Company and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contract as soon as is practicable. No Contracts were sold in connection with the Registration Statement.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

Very truly yours,


/s/ Thomas J. Loftus

Thomas J. Loftus
Senior Counsel - Annuities